UNITED STATES

                      SECURITIES AND EXCHANGE COMMISSION

                            Washington, D.C. 20549






                                  FORM U-9C-3



                               QUARTERLY REPORT



                      For the quarter ended June 30, 2004

        Filed Pursuant to Rule 58 of the Public Utility Holding Company
                                  Act of 1935







                          ALLIANT ENERGY CORPORATION

                             4902 N. Biltmore Lane

                         Madison, Wisconsin 53718-2132

                                 608-458-3311

                          ALLIANT ENERGY CORPORATION

                                  FORM U-9C-3

                      For the Quarter Ended June 30, 2004


                                   CONTENTS

                                                                              Page

ITEM 1 - Organization Chart                                                     3

ITEM 2 - Issuances and Renewals of Securities and Capital Contributions         5

ITEM 3 - Associate Transactions                                                 6

ITEM 4 - Summary of Aggregate Investment                                        7

ITEM 5 - Other Investments                                                      8

ITEM 6 - Financial Statements and Exhibits                                      8

SIGNATURES                                                                      8

EXHIBIT A                                                                       9


ITEM 1 - ORGANIZATION CHART
(As of June 30, 2004)

-------------------------------------------------------------- --------- --------------- ---------------- ----------- -------------
                           Name of Company                      Energy-                                   Percentage    Nature
                    (Organization Chart Hierarchy)              or Gas-                                    of Voting      of
                (Inactive companies denoted with (*))           Related     Date of         State of      Securities    Business
               (Reporting companies denoted with (**))          Company   Organization    Organization       Held         (a)
-------------------------------------------------------------- --------- --------------- ---------------- ----------- -------------
Alliant Energy Corporation                                        N/A           N/A             N/A            N/A        N/A
-------------------------------------------------------------- --------- --------------- ---------------- ----------- -------------
   Alliant Energy TransCo LLC                                     N/A           N/A             N/A            N/A        N/A
-------------------------------------------------------------- --------- --------------- ---------------- ----------- -------------
        TRANSLink Development Company LLC (*) (**)              Energy         6/7/02         Delaware         16%    (vii) - 4
-------------------------------------------------------------- --------- --------------- ---------------- ----------- -------------
   Distribution Vision 2010, LLC (**)                           Energy        10/2/01         Delaware         20%    (vii) - 3
-------------------------------------------------------------- --------- --------------- ---------------- ----------- -------------
   Wisconsin Power and Light Company                              N/A           N/A             N/A            N/A        N/A
-------------------------------------------------------------- --------- --------------- ---------------- ----------- -------------
        Dais Analytic Corporation (**)                          Energy        4/19/93         New York          1%    (ii)
-------------------------------------------------------------- --------- --------------- ---------------- ----------- -------------
   Alliant Energy Resources, Inc.                                 N/A           N/A             N/A            N/A        N/A
-------------------------------------------------------------- --------- --------------- ---------------- ----------- -------------
        ADI Thermal Power Corporation (**)                      Energy        8/11/97        Washington         4%    (ii)
-------------------------------------------------------------- --------- --------------- ---------------- ----------- -------------
        Alliant Energy EPC, LLC (*) (**) (NEW)                  Energy        5/24/04        Wisconsin         100%   (vii) - 5
-------------------------------------------------------------- --------- --------------- ---------------- ----------- -------------
        CellTech Power, Inc. (**)                               Energy         5/1/00         Delaware          1%    (ii)
-------------------------------------------------------------- --------- --------------- ---------------- ----------- -------------
        Nth Power Technologies Fund II, LP (**)                 Energy        2/25/00        California         8%    (ii)
-------------------------------------------------------------- --------- --------------- ---------------- ----------- -------------
        STM Power, Inc. (**)                                    Energy        3/17/03         Delaware         < 1%   (ii)
-------------------------------------------------------------- --------- --------------- ---------------- ----------- -------------
        AER Holding Company                                       N/A           N/A             N/A            N/A        N/A
-------------------------------------------------------------- --------- --------------- ---------------- ----------- -------------
             American Superconductor Corporation (**)           Energy         4/9/87         Delaware         < 1%   (ii)
-------------------------------------------------------------- --------- --------------- ---------------- ----------- -------------
             Distributed Energy Systems Corp. (**)              Energy        5/19/03         Delaware         < 1%   (ii)
-------------------------------------------------------------- --------- --------------- ---------------- ----------- -------------
        Alliant Energy Integrated Services Company                N/A           N/A             N/A            N/A        N/A
-------------------------------------------------------------- --------- --------------- ---------------- ----------- -------------
             Industrial Energy Applications, Inc. (**)          Energy        9/22/83           Iowa           100%   (i)
-------------------------------------------------------------- --------- --------------- ---------------- ----------- -------------
                  BFC Gas Company LLC (**)                      Energy        12/7/95           Iowa           60%    (vi)
-------------------------------------------------------------- --------- --------------- ---------------- ----------- -------------
             RMT, Inc. (**)                                     Energy        7/29/83        Wisconsin         100%   (vii) - 1
-------------------------------------------------------------- --------- --------------- ---------------- ----------- -------------
                  RMT North Carolina, Inc. (**)                 Energy         4/6/69      North Carolina      100%   (vii) - 1
-------------------------------------------------------------- --------- --------------- ---------------- ----------- -------------
                  RMT, Inc., Michigan (**)                      Energy        12/15/95        Michigan         100%   (vii) - 1
-------------------------------------------------------------- --------- --------------- ---------------- ----------- -------------
                  RMT International, Inc. (**)                  Energy        10/9/97        Wisconsin         100%   (vii) - 1
-------------------------------------------------------------- --------- --------------- ---------------- ----------- -------------
             Heartland Energy Group, Inc. (**)                  Energy         6/1/95        Wisconsin         100%   (v)
-------------------------------------------------------------- --------- --------------- ---------------- ----------- -------------
                  Industrial Energy Applications
                     Delaware, Inc.                               N/A           N/A             N/A            N/A        N/A
-------------------------------------------------------------- --------- --------------- ---------------- ----------- -------------
                       Oak Hill Pipeline LP (**)                Energy         4/1/97          Texas           99%    (ix) - 1
-------------------------------------------------------------- --------- --------------- ---------------- ----------- -------------
                       Alliant South Texas Pipeline, LP (**)
                            (Also owned by Alliant Energy
                            Field Services, LLC)                Energy        4/20/99          Texas           99%    (ix) - 1
-------------------------------------------------------------- --------- --------------- ---------------- ----------- -------------
                       Alliant Energy Desdemona, LP (**)
                            (Also owned by Alliant Energy
                            Field Services, LLC)                Energy        2/14/00         Delaware         99%    (ix) - 1
-------------------------------------------------------------- --------- --------------- ---------------- ----------- -------------
                       Bastian Bay Pipeline, LP (**) (Also
                            owned by Alliant Energy Field
                            Services, LLC)                      Energy        8/31/00          Texas           90%    (ix) - 1
-------------------------------------------------------------- --------- --------------- ---------------- ----------- -------------
                  Alliant Energy Field Services, LLC              N/A           N/A             N/A            N/A        N/A
-------------------------------------------------------------- --------- --------------- ---------------- ----------- -------------
                       Alliant South Texas Pipeline, LP (**)
                           (Also owned by Industrial Energy
                           Applications Delaware, Inc.)         Energy        4/20/99          Texas           99%    (ix) - 1
-------------------------------------------------------------- --------- --------------- ---------------- ----------- -------------
                       Alliant Energy Desdemona, LP (**)
                           (Also owned by Industrial Energy
                           Applications Delaware, Inc.)         Energy        2/14/00         Delaware         99%    (ix) - 1
-------------------------------------------------------------- --------- --------------- ---------------- ----------- -------------
                       Bastian Bay Pipeline, LP (**) (Also
                            owned by Industrial Energy
                            Applications Delaware, Inc.)        Energy        8/31/00          Texas           90%    (ix) - 1
-------------------------------------------------------------- --------- --------------- ---------------- ----------- -------------
                  NG Energy Trading, LLC (**)                   Energy        9/26/00         Oklahoma         50%    (v)
-------------------------------------------------------------- --------- --------------- ---------------- ----------- -------------
                                       3
-------------------------------------------------------------- --------- --------------- ---------------- ----------- -------------
                           Name of Company                      Energy-                                   Percentage    Nature
                    (Organization Chart Hierarchy)              or Gas-                                    of Voting      of
                (Inactive companies denoted with (*))           Related     Date of         State of      Securities    Business
               (Reporting companies denoted with (**))          Company   Organization    Organization       Held         (a)
-------------------------------------------------------------- --------- --------------- ---------------- ----------- -------------
             Alliant Energy Integrated Services -
                Energy Solutions LLC (**)                       Energy         1/1/01           Iowa           100%   (i)
-------------------------------------------------------------- --------- --------------- ---------------- ----------- -------------
                  Schedin & Associates, Inc. (*) (**)           Energy        6/22/82        Minnesota         100%   (i)
-------------------------------------------------------------- --------- --------------- ---------------- ----------- -------------
                  SVBK Consulting Group, Inc. (*) (**)          Energy         7/2/85         Florida          100%   (i)
-------------------------------------------------------------- --------- --------------- ---------------- ----------- -------------
             Alliant Energy Integrated Services -
                Energy Management LLC (**)                      Energy         1/1/01           Iowa           100%   (i)
-------------------------------------------------------------- --------- --------------- ---------------- ----------- -------------
             Energy Performance Services, Inc. (**)             Energy        12/17/93      Pennsylvania       100%   (i)
-------------------------------------------------------------- --------- --------------- ---------------- ----------- -------------
             Cogenex Corporation (**)                           Energy        9/26/83      Massachusetts       100%   (i)
-------------------------------------------------------------- --------- --------------- ---------------- ----------- -------------
                  APS Cogenex LLC (**)                          Energy        9/29/95         Delaware         50%    (i)
-------------------------------------------------------------- --------- --------------- ---------------- ----------- -------------
                  Energy Capital and Services I, LP (**)        Energy         5/4/90      Massachusetts       100%   (i)
-------------------------------------------------------------- --------- --------------- ---------------- ----------- -------------
                  Energy Capital and Services II, LP (**)       Energy        11/13/90     Massachusetts       100%   (i)
-------------------------------------------------------------- --------- --------------- ---------------- ----------- -------------
                  Cogenex West Corporation (**)                 Energy        9/26/83      Massachusetts       100%   (i)
-------------------------------------------------------------- --------- --------------- ---------------- ----------- -------------
                  Cogenex Canada, Inc. (f/k/a EUA Cogenex-
                       Canada Inc.) (**)                        Energy        10/11/94         Canada          100%   (i)
-------------------------------------------------------------- --------- --------------- ---------------- ----------- -------------
                       EUA Cogenex-Canada Energy
                          Services, Inc. (**)                   Energy        12/16/97         Canada          100%   (i)
-------------------------------------------------------------- --------- --------------- ---------------- ----------- -------------
                  Northeast Energy Management, Inc. (**)        Energy         1/7/94      Massachusetts       100%   (i)
-------------------------------------------------------------- --------- --------------- ---------------- ----------- -------------
        Alliant Energy Investments, Inc.                          N/A           N/A             N/A            N/A        N/A
-------------------------------------------------------------- --------- --------------- ---------------- ----------- -------------
             Heartland Energy Services, Inc.                      N/A           N/A             N/A            N/A        N/A
-------------------------------------------------------------- --------- --------------- ---------------- ----------- -------------
                  ReGENco LLC (**)                              Energy        4/19/99        Wisconsin         30%    (vii) - 2
-------------------------------------------------------------- --------- --------------- ---------------- ----------- -------------
        Alliant Energy Synfuel LLC                                N/A           N/A             N/A            N/A        N/A
-------------------------------------------------------------- --------- --------------- ---------------- ----------- -------------
             Kaufman & Broad-Nexgen LLC                           N/A           N/A             N/A            N/A        N/A
-------------------------------------------------------------- --------- --------------- ---------------- ----------- -------------
                  West Virginia Synfuel LP                        N/A           N/A             N/A            N/A        N/A
-------------------------------------------------------------- --------- --------------- ---------------- ----------- -------------
                       Alpha Synfuel LLC                          N/A           N/A             N/A            N/A        N/A
-------------------------------------------------------------- --------- --------------- ---------------- ----------- -------------
                            New River Synfuel LLC (**)          Energy         3/9/98         Colorado         22%    (vi)
-------------------------------------------------------------- --------- --------------- ---------------- ----------- -------------
        Alliant Energy Transportation, Inc.                       N/A           N/A             N/A            N/A        N/A
-------------------------------------------------------------- --------- --------------- ---------------- ----------- -------------
             Williams Bulk Transfer Inc. (**)                   Energy        4/27/99           Iowa           100%   (ix) - 2
-------------------------------------------------------------- --------- --------------- ---------------- ----------- -------------

N/A - Not applicable
(a)   The following abbreviations were used:

----------------- -----------------------------------------------------------------------------
Abbreviation      Nature of Business
----------------- -----------------------------------------------------------------------------

(i)               Energy management services
(ii)              Development and commercialization of innovative electro technologies
(v)               Brokering and marketing of energy commodities - natural gas
(vi)              Production of alternative fuels
(vii) - 1         Environmental licensing, testing, and remediation services
(vii) - 2         Integrated turbine and generator services
(vii) - 3         Distribution system research and development
(vii) - 4         Transmission system maintenance and operations
(vii) - 5         Engineering and construction services
(ix) - 1          Fuel transportation facilities services
(ix) - 2          Fuel handling and storage facilities services
----------------- -----------------------------------------------------------------------------

ITEM 2 - ISSUANCES AND RENEWALS OF SECURITIES AND CAPITAL CONTRIBUTIONS:
Investment level at June 30, 2004

----------------------------------------- ------------------------- ------------------ ---------------------------------------------
                                                                          Principal
             Company                           Type of                    Amount of                      Person to
             Issuing                           Security                   Security               Whom Security was Issued
             Security                          Issued                  (in thousands)                      (1)
----------------------------------------- ------------------------- ------------------ ---------------------------------------------

ADI Thermal Power Corporation             Common stock                       $200      Alliant Energy Resources, Inc.
Alliant Energy Desdemona, LP              Partnership capital              $1,223      Industrial Energy Applications Delaware, Inc.
                                          Partnership capital                  $1      Alliant Energy Field Services, LLC
Alliant Energy Integrated Services -
     Energy Management LLC                Money pool borrowings           $12,065      Alliant Energy Resources, Inc.
Alliant Energy Integrated Services -
     Energy Solutions LLC                 Money pool borrowings            $5,374      Alliant Energy Resources, Inc.
Alliant South Texas Pipeline, LP          Partnership capital              $3,902      Industrial Energy Applications Delaware, Inc.
                                          Partnership capital                  $6      Alliant Energy Field Services, LLC
American Superconductor Corporation       Common stock                       $963      AER Holding Company
BFC Gas Company LLC                       Capital                          $1,975      Industrial Energy Applications, Inc.
CellTech Power, Inc.                      Series A preferred stock           $252      Alliant Energy Resources, Inc.
Cogenex Corporation (Incl. subsidiaries)  Money pool borrowings           $81,595      Alliant Energy Resources, Inc.
Dais Analytic Corporation                 Common stock                        $90      Wisconsin Power and Light Company
Distribution Vision 2010, LLC             Capital                            $100      Alliant Energy Corporation
Energy Performance Services, Inc.         Money pool borrowings           $14,333      Alliant Energy Resources, Inc.
Heartland Energy Group, Inc.              Common stock                     $5,011      Alliant Energy Integrated Services Company
Industrial Energy Applications, Inc.      Common stock                    $21,060      Alliant Energy Integrated Services Company
                                          Money pool borrowings           $19,226      Alliant Energy Resources, Inc.
New River Synfuel LLC                     Capital                         $50,720      Alpha Synfuel LLC
Nth Power Technologies Fund II, LP        Partnership capital              $8,000      Alliant Energy Resources, Inc.
Oak Hill Pipeline LP                      Partnership capital                $849      Industrial Energy Applications Delaware, Inc.
Distributed Energy Systems Corp.          Common stock                       $552      AER Holding Company
ReGENco LLC                               Class A units                    $1,083      Heartland Energy Services, Inc.
RMT, Inc. (Incl. subsidiaries)            Common stock                    $11,822      Alliant Energy Integrated Services Company
STM Power, Inc.                           Series B preferred stock         $2,500      Alliant Energy Resources, Inc.
TRANSLink Development Company LLC         Capital                            $288      Alliant Energy TransCo LLC
                                          Loan                             $2,196      Alliant Energy TransCo LLC
Williams Bulk Transfer Inc.               Common stock                         $1      Alliant Energy Transportation, Inc.
                                          Money pool borrowings            $4,497      Alliant Energy Resources, Inc.
----------------------------------------- ------------------------- ------------------ ---------------------------------------------

(1) Associate companies.

ITEM 3 - ASSOCIATE TRANSACTIONS
For the Quarter Ended June 30, 2004

Part I -- Transactions performed by reporting companies on behalf of associate companies (a):

--------------------------------------------------------------------------------------------------------------------------------
   Reporting       Associate                                            Direct         Indirect                       Total
    Company         Company                 Types of                    Costs           Costs         Cost of         Amount
   Rendering       Receiving                Services                   Charged         Charged        Capital         Billed
    Services       Services                 Rendered                 (in thousands) (in thousands) (in thousands) (in thousands)
--------------------------------------------------------------------------------------------------------------------------------
RMT              WP&L          Environmental consulting                  $608             $-             $-           $608
RMT              IEA           Environmental consulting                    80              -              -             80
RMT              IP&L          Environmental consulting                   933              -              -            933
RMT              Resources     Environmental consulting                     1              -              -              1
RMT              Barge         Environmental consulting                     2              -              -              2
RMT              AEG           Environmental consulting                    34              -              -             34
ReGENco          WP&L          Integrated turbine & generator services      1              -              -              1
ReGENco          AEG           Storage lease, handling & maintenance      104              -              -            104

--------------------------------------------------------------------------------------------------------------------------------




Part II -- Transactions performed by associate companies on behalf of reporting companies (a):

--------------------------------------------------------------------------------------------------------------------------------
 Associate       Reporting                                           Direct          Indirect                        Total
 Company         Company                    Types of                 Costs            Costs         Cost of         Amount
 Rendering       Receiving                  Services                Charged          Charged        Capital         Billed
 Services        Services                   Rendered              (in thousands) (in thousands)  (in thousands) (in thousands)
--------------------------------------------------------------------------------------------------------------------------------
RMT                IEA               Environmental consulting           $80             $-             $-            $80
--------------------------------------------------------------------------------------------------------------------------------

(a)    The following abbreviations were used:

---------------- ------------------------------------------         --------------- ------------------------------------------
Abbreviation     Legal Name                                         Abbreviation    Legal Name
---------------- ------------------------------------------         --------------- ------------------------------------------
AEG              AEG Worldwide, Inc.                                ReGENco         ReGENco LLC
Barge            IEI Barge Services, Inc.                           Resources       Alliant Energy Resources, Inc.
IEA              Industrial Energy Applications, Inc.               RMT             RMT, Inc.
IP&L             Interstate Power and Light Company                 WP&L            Wisconsin Power and Light Company
---------------- ------------------------------------------         --------------- ------------------------------------------

ITEM 4 - SUMMARY OF AGGREGATE INVESTMENT
(Dollars in thousands)

Investments in energy-related companies:

---------------------------------------------------------------------------------- -------------------------- ----------
Total consolidated capitalization as of June 30, 2004 (a)                                 $4,983,299          Line 1
---------------------------------------------------------------------------------- -------------------------- ----------
Total capitalization multiplied by 15% (Line 1 multiplied by 0.15)                           747,495          Line 2
---------------------------------------------------------------------------------- -------------------------- ----------
Greater of $50 million or total capitalization multiplied by 15% (Line 2)                    747,495          Line 3
---------------------------------------------------------------------------------- -------------------------- ----------
Total current aggregate investment subsequent to April 21, 1998 (categorized by major line of energy-related business):
     Energy-related business category i                                                      113,448
     Energy-related business category ii                                                      14,557
     Energy-related business category iii                                                          -
     Energy-related business category iv                                                           -
     Energy-related business category v                                                        1,722
     Energy-related business category vi                                                      59,493
     Energy-related business category vii                                                      5,334
     Energy-related business category viii                                                    20,918 (b)
     Energy-related business category ix                                                       9,630
     Energy-related business category x                                                            -
                                                                                    ----------------
          Total current aggregate investment                                                 225,102          Line 4
---------------------------------------------------------------------------------- -------------------------- ----------
Difference between the greater of $50 million or 15% of capitalization and the total aggregate investment of the registered holding company system
(Line 3 less Line 4)                                                                        $522,393          Line 5
---------------------------------------------------------------------------------- -------------------------- ----------

Investments in gas-related companies:

------------------------------------------------------------------------ -------------------------
Total current aggregate investment (categorized by major line of gas-related business):
     Gas-related business category i                                                    $-
     Gas-related business category ii                                                    -
                                                                           -------------------
         Total current aggregate investment                                             $-
------------------------------------------------------------------------ -------------------------

(a) Includes common equity, cumulative preferred stock of subsidiaries, long-term debt, current maturities and sinking funds and short-term debt (variable rate demand bonds, commercial paper and other short-term borrowings).

(b) Represents $20,918,000 of payments to purchase generation equipment that Alliant Energy intends to use to develop a qualifying facility.

ITEM 5 - OTHER INVESTMENTS
(Dollars in thousands)

------------------------------------------ ----------------- ---------------- ----------------------------------------------------
                                                  Other             Other
              Major Line Of                     Investment       Investment
             Energy-Related                      In Last           In This                     Reason for Difference
                Business                      U-9C-3 Report     U-9C-3 Report                   In Other Investment
------------------------------------------ ----------------- ---------------- ----------------------------------------------------
Energy-related business category i*
     Industrial Energy Applications, Inc.         $40,205           $40,205     No change.

Energy-related business category v*
     Heartland Energy Group, Inc.                  $3,289            $3,289     No change.

Energy-related business category vi*
     BFC Gas Company LLC                           $1,975            $1,975     No change.

Energy-related business category vii*
     RMT, Inc. (including subsidiaries)           $11,822           $11,822     No change.

Energy-related business category ix*
     Oak Hill Pipeline LP                            $948              $849     In the second quarter of 2004, Oak Hill Pipeline
                                                                                LP made a distribution of $99 to Industrial Energy
                                                                                Applications Delaware Inc.
------------------------------------------ ----------------- ---------------- ----------------------------------------------------

* Item 5 includes aggregate investments that were invested or committed to be invested in energy-related companies, prior to the date Rule 58 was effective for Alliant Energy Corporation (April 21, 1998 - Date Alliant Energy Corporation became a registered holding company), for which there is recourse, directly or indirectly, to Alliant Energy Corporation or any subsidiary thereof.

ITEM 6 - FINANCIAL STATEMENTS AND EXHIBITS
List all financial statements and exhibits filed as a part of this report.

A.  FINANCIAL STATEMENTS:

Filed under confidential treatment pursuant to Rule 104 (b).

B.    EXHIBITS:

1.    Exhibit A - Certificate of Alliant Energy Corporation

2.    Copies of contracts required by Item 3:
         None


                                  SIGNATURES

Pursuant to the requirements of the Public Utility Holding Company Act of 1935, Alliant Energy Corporation has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized on the 12th day of August 2004.

ALLIANT ENERGY CORPORATION
--------------------------
Registrant

By: /s/ John E. Kratchmer                Vice President-Controller and Chief Accounting Officer
-------------------------------          (Principal Accounting Officer)
John E. Kratchmer

                                                                      Exhibit A


                          ALLIANT ENERGY CORPORATION
             4902 N. Biltmore Lane, Madison, Wisconsin 53718-2132

                                  CERTIFICATE

Pursuant to the requirements of Rule 58 of the Public Utility Holding Company Act of 1935, the undersigned certifies that a conformed copy of the quarterly report on Form U-9C-3 shall be filed with the interested state commissions promptly after filing with the SEC. The names and addresses of each state commission having jurisdiction over the retail rates of the public utility companies that are associate companies of any of the reporting companies are:

Iowa Utilities Board
350 Maple Street
Des Moines, Iowa 50319-0069

Illinois Commerce Commission
527 E. Capitol Avenue
Springfield, Illinois 62701

Minnesota Public Utilities Commission
121 7th Place E. Suite 350
St. Paul, MN 55101-2147

Public Service Commission of Wisconsin
610 North Whitney Way, P.O. Box 7854
Madison, Wisconsin 53707-7854


ALLIANT ENERGY CORPORATION
--------------------------
Registrant


By: /s/ John E. Kratchmer                     Vice President-Controller and Chief Accounting Officer
-------------------------                     (Principal Accounting Officer)
John E. Kratchmer